

May 15, 2018

Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

> **Re: HomeStreet, Inc.**
> **Additional Definitive Soliciting Material filed by HomeStreet, Inc.**
> **Filed May 14, 2018**
> **File No. 1-35424**

Dear Mr. Liekefett:

    We have reviewed the above-captioned filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand the disclosure.

<u>Exhibit 1</u>

1. We note the disclosure on slides 4 through 6. Please provide us with the legal basis for your conclusion that HomeStreet "properly" disclosed information about all loans, with a focus on federal securities law requirements.

2. Please provide us with support for the assertion on slide 7 that Mr. Mason was "incredibly successful" in conducting the Fidelity Federal Bank turnaround.

<p style="text-align:center">*   *   *</p>

    Please contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3619, if you have any questions regarding our comments.


Sincerely,

<u>/s/ Daniel F. Duchovny</u>
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
